# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: FOXX DEVELOPMENT HOLDINGS INC., CIK 0002013807
CUSIP: 351665104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 13575 Barranca Parkway C106, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 05/01/2026
Filed by CIK 0002128439
Persons authorized to receive notices and communications: I/C/O Xiaohan Li, Unit 2A16, Tianxiang Building, Tian'an Digital City, No. 12 Tairan 5th, Futian District, Shenzhen, China (F4), 518040, 86-18038010614

## Reporting persons
- Grazyna Plawinski Limited (CIK 0002128439): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 2,508,276; shared voting power 0; sole dispositive power 2,508,276; shared dispositive power 0; aggregate amount beneficially owned 2,508,276 (28.34% of the class)
  Comment: (1) Representing 664,353 shares of common stock, par value $0.0001 per share of the Issuer ("Common Stock"), and 1,843,923 warrants ("Warrants") exercisable for one share of Common Stock at an exercise price of $11.50 per share.
  
  (2) Percentage is calculated based on 7,006,388 shares of the Common Stock outstanding as of May 1, 2026.
- Xiaohan Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 2,508,276; shared voting power 0; sole dispositive power 2,508,276; shared dispositive power 0; aggregate amount beneficially owned 2,508,276 (28.34% of the class)
  Comment: (1) Representing 664,353 shares of Common Stock and 1,843,923 Warrants directly owned by Grazyna Plawinski Limited, of which Ms. Xiaohan Li is the director.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: FOXX DEVELOPMENT HOLDINGS INC.
Address of issuer's principal executive offices: 13575 Barranca Parkway C106, Irvine, California (CA), 92618

## Item 2. Identity and Background
Name of person filing: This statement is filed by Grazyna Plawinski Limited ("Grazyna"), a Hong Kong company, and Xiaohan Li ("Ms. Li", together with Grazyna, the "Reporting Persons").
Residence or business address: The principal business address of the Reporting Persons is Unit 2A16, Tianxiang Building, Tian'an Digital City, No. 12 Tairan 5th Road, Futian District, Shenzhen, China.
Present principal occupation or employment: Grazyna is primarily involved in investment. Ms. Li is the director of Grazyna.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.
Citizenship: Grazyna is incorporated in Hong Kong. The Citizenship of Ms. Li is China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 1, 2026, Grazyna and Acri Capital Sponsor LLC entered into a Securities Transfer Agreement, pursuant to which Grazyna agreed to purchase from Acri Capital Sponsor LLC (i) 365,000 shares of Common Stock at a purchase price of $4.60 per share, and (ii) 1,843,923 Warrants at a purchase price of $0.11 per Warrant, for an aggregate purchase price of $1,881,831.53.

The Common Stock and Warrants reported in this filing have been purchased and held for investment purposes. The Reporting Persons used their own funds to acquire the securities as a passive investor and has no present plan or proposal which would relate to or result in any of the matters or actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information in Item 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, there have been no transactions by the Reporting Persons in the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by adding the following to the end of the section:

Exhibit No. Description

99.1 Joint Filing Agreement, dated May 8, 2026.
99.2 Securities Transfer Agreement, dated May 1, 2026, by and among Acri Capital Sponsor LLC and Grazyna Plawinski Limited.

## Signatures
- Grazyna Plawinski Limited: /s/ Xiaohan Li, Xiaohan Li/Director (05/08/2026)
- Xiaohan Li: /s/ Xiaohan Li, Xiaohan Li (05/08/2026)